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Moore & Van Allen PLLC
Attorneys at Law
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003
T 704 331 1000
F 704 331 1159
www.mvalaw.com
August 7, 2006
Mr. Larry Spirgel
Assistant Director
United States Securities and
     Exchange Commission
Division of Corporation Finance, AD 11
100 F. Street, N.E., Mail Stop 3561.
Washington, D.C. 20549-3561

Re:	US LEC Corp. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 7, 2006 File No. 0-24161
Dear Mr. Spirgel:
     On behalf of US LEC Corp. (the “Company”), this will acknowledge receipt of your letter of August 1, 2006 requesting further information regarding the Company’s recognition of revenue related to disputes with IXCs (the “Comment Letter”). Your Comment Letter asks that the Company respond within 10 business days or advise you when it will respond.
     The Company will respond to the Comment Letter on or before September 15, 2006. The extended time for preparing the Company’s response is due to a number of factors, including the following:
     1. The Company’s key finance and accounting personnel are currently involved in preparing the Company’s 10-Q Report for the quarter ended June 30, 2006 which is expected to be filed on or before August 14, 2006. They are also preparing for the Company’s upcoming quarterly conference call with analysts and interested investors.
     2. Researching and analyzing all the quarterly IXC revenue requested in the Comment Letter is expected to take about ten days to two weeks.
     3. As was the case in connection with the Company’s supplemental response of June 20, 2006, the Company’s response to the Comment Letter will require review by the local and national offices of Deloitte & Touche, LLP, the Company’s independent registered public accounting firm. Deloitte & Touche personnel will also be involved in reviewing with management and the Company’s audit committee the Company’s financial statements for the quarter ended June 30, 2006.
     Please advise us by phone or letter if the Company’s proposed date for responding to the Comment Letter is not acceptable. You may call me at (704) 331 1029 or Tom O’Donnell at (704) 331 3542.
Yours truly,
MOORE & VAN ALLEN PLLC
/s/ Barney Stewart III
Barney Stewart III

cc:	J. Lyle Patrick S. Shane Turley Amy G. Radke Thomas H. O’Donnell, Jr. James P. McLoughlin William Sullivan